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Exhibit 99.1

Date: March 23, 2011	100 University Avenue, 9th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Revised

Subject: NORTH AMERICAN PALLADIUM LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Special Meeting
Record Date for Notice of Meeting:	22-03-2011
Record Date for Voting (if applicable):	22-03-2011
Beneficial Ownership Determination Date:	22-03-2011
Meeting Date:	11-05-2011
Meeting Location (if available):	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	656912102	CA6569121024

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for NORTH AMERICAN PALLADIUM LTD.

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  Exhibit 99.1